HUNTON ANDREWS KURTH LLP
FOUNTAIN PLACE
1445 ROSS AVENUE, SUITE 3700
DALLAS, TX 75202

TEL          214 • 979 • 3000
FAX          214 • 880 • 0011

PETER G. WEINSTOCK
DIRECT DIAL: 214 • 468 • 3395
EMAIL: pweinstock@huntonak.com

HEATHER A. EASTEP
DIRECT DIAL: 202 • 955 • 1954
EMAIL: heastep@huntonak.com

By EDGAR and Overnight Delivery March 13, 2019

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attn:	Michael Clampitt, Senior Counsel

RE:	South Plains Financial, Inc.
Draft Registration Statement on Form S-1
Submitted on January 16, 2019
CIK No. 0001163668

Ladies and Gentlemen:

On behalf of our client, South Plains Financial, Inc. (the “Company”), we are submitting the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated February 22, 2019 (the “Comment Letter”), with respect to the above-referenced filing.  In response to the Staff’s comments, the Company has also revised its initial Draft Registration Statement on Form S-1 confidentially submitted to the Commission on January 16, 2019 (the “Draft Registration Statement”) and is confidentially filing concurrently with this letter Submission No. 2 of the Draft Registration Statement on Form S-1 (the “Revised Draft Registration Statement”), which reflects these revisions.  The Revised Draft Registration Statement also includes updated financial information as of and for the year ended December 31, 2018, and other changes that are intended to update and clarify certain information.

For your reference, copies of this letter, clean copies of the Revised Draft Registration Statement, and copies marked to show all changes from the Draft Registration Statement are being delivered to the Staff under separate cover.

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the headings in the letter.  Each of the Staff’s comments is set forth in italics, followed by the Company’s response to the comment.  Unless otherwise indicated, all page references in our responses correspond to pages in the marked Revised Draft Registration Statement.

March 13, 2019

Prospectus Summary
Our Strategy
Growth Through Acquisitions, page 2

1.          Revise to disclose that there are no current arrangements, understandings, or agreements to make any material acquisitions other than the mortgage operations from the Kansas-based company.  In addition, disclose the material terms of that acquisition, when expected to be completed, and file the agreement as an exhibit in your public filing.

Response:  The acquisition of the mortgage operations from the Kansas-based company was completed at the end of November 2018.  Accordingly, the Company has revised the disclosure on pages 2, 13, and 77 of the Revised Draft Registration Statement.

Improving Efficiency and Profitability, page 3

2.          Revise to disclose the efficiency ratio for the end of 2017 and 2018.

Response:  In response to the Staff’s comment, the Company has revised the Draft Registration Statement to include the efficiency ratio for the end of 2017 and 2018 on pages 3 and 79 of the Revised Draft Registration Statement.

The Offering, page 10

3.          Noting the granting of options in connection with the offering, add disclosure to the Summary of the details including the name(s) of those receiving options, the exercise price, and, any other material terms.

Response:  In response to the Staff’s comment, the Company has revised the Draft Registration Statement to provide additional details regarding the equity grants being made in connection with the offering. Please see the additional disclosure on page 10 of the Revised Draft Registration Statement and the revised disclosure on pages 38 and 122 of the Revised Draft Registration Statement.

Selected Historical Consolidated Financial and Operating Information, page 12

4.          Please revise to explain how your efficiency ratio is calculated.

Response:  In response to the Staff’s comment, the Company has revised the Draft Registration Statement as requested.  Please see footnote 6 to the table on page 12 of the Revised Draft Registration Statement.

ATLANTA   AUSTIN   BANGKOK   BEIJING   BOSTON   BRUSSELS   CHARLOTTE   DALLAS   DUBAI   HOUSTON   LONDON   LOS ANGELES
MIAMI   NEW YORK   NORFOLK   RALEIGH/DURHAM   RICHMOND   SAN FRANCISCO   THE WOODLANDS   TYSONS   WASHINGTON, DC
www.HuntonAK.com

March 13, 2019

Executive Compensation
Director Compensation, page 118

5.          Revise to add the disclosures for Richard Bass as required by Item 402(r) (2) (i) of Regulation S-K.

Response:  Based on our conversation with the Staff, it is our understanding that this question is intended to refer to Kevin Bass.  In response to the Staff’s comment, the Company has revised the Draft Registration Statement as requested.  We believe the revised disclosure on page 123 of the Revised Draft Registration Statement satisfies the requirements of Item 402(r) (2) (i) of Regulation S-K.

Description of Capital Stock

Exclusive Forum, page 125

6.          Revise to add a risk factor for “Limits on ability of shareholders to obtain favorable shareholder forum” or similar caption and describe the impact of this provision on shareholders.  In addition, disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.  In that regard, please note that while Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  If this provision applies to claims arising under the Securities Act, then please disclose that there is uncertainty as to whether a court would enforce such provision in this context, and to state that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.  If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response:  In response to the Staff’s comment, the Company has revised the Draft Registration Statement to discuss the risks noted above.  Please see “Our bylaws have an exclusive forum provision, which could limit a shareholder’s ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.” beginning on page 39 of the Revised Draft Registration Statement.  The Company’s bylaws do not expressly provide that the courts identified in the bylaws are the exclusive forum for claims that arise under the Securities Act, the Exchange Act, or other federal securities laws.

Consolidated Financial Statements, page F-1

7.          We note that you have not provided a footnote presenting your parent only financial statements.  Refer to Rule 5-04 of Regulation S-X and revise as necessary, or tell us why this information is not required.

Response:  The Company’s 2018 financial statements included with the Revised Draft Registration Statement include the requested disclosure.  Please see footnote 14 beginning on page F-31 of the Revised Draft Registration Statement which includes the parent only financial statements required by Rule 5-04 of Regulation S-X.

March 13, 2019

Consolidated Statement of Comprehensive Income, page F-4

8.          We note that you have not disclosed earnings per share (EPS) data.  Please address the following:

•	Revise to disclose your historic basic and diluted EPS on the face of this financial statement.

•
Revise your historical financial statements to include a separate column for pro forma tax and related EPS data.  Refer to section 3410.1 (a) and (b) of the Division of Corporation Finance Financial Reporting Manual.

•	Revise the notes to your consolidated financial statements to include an EPS footnote, refer to ASC 260-10-50. See also the guidance relating to the two-class method within ASC 260-10-45.

Response:  The Company’s 2018 financial statements included with the Revised Draft Registration Statement include the requested disclosure.  Please see page F-5 and footnote 15 on page F-32 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

3. Loans, page F-13

9.          Please revise to provide the disclosures required by ASC 310-10-50-11C.

Response:  In response to the Staff’s comment, the Company has revised its 2018 financial statements included with the Revised Draft Registration Statement as requested.  Please see footnote 3 beginning on page F-16 the Revised Draft Registration Statement.

10.          Please revise your tabular disclosure, here and throughout your registration statement, to disaggregate your consumer loans into 1-4 family residential loans, indirect auto loans, and other consumer loans.

Response:  In response to the Staff’s comment, the Company has revised the Draft Registration Statement and its 2018 financial statements included with the Revised Draft Registration Statement as requested.  Please see the revised tabular disclosure on pages 55-56, 58-63, and 83 and in footnote 3 beginning on page F-16 of the Revised Draft Registration Statement.

March 13, 2019

8. Employee Benefits, page F-20

11.          We note your disclosure here and on page iv that ESOP participants have the right to require you to repurchase in cash the shares that were distributed to them by the ESOP, and that your December 31, 2018 consolidated balance sheet will include a line item appearing between total liabilities and shareholders’ equity.  Please explain your accounting treatment and presentation within your consolidated financial statements (i.e. balance sheet, statement of comprehensive income, etc.), and address the applicability of ASC 480 in your response.  Please advise or revise as necessary.

Response:  The Company’s 2018 financial statements included with the Revised Draft Registration Statement include the requested disclosure.  Please see the balance sheets on page F-3 of the Revised Draft Registration Statement and the explanations provided in footnotes 1 and 8 on pages F-13 and F-25, respectively, of the Revised Draft Registration Statement.

13. Fair Value Disclosures, page F-24

12.          For your assets measured at fair value on a recurring and nonrecurring basis, please revise to provide the disclosure required by paragraphs bbb, c, and f of ASC 820-10-50-2.

Response:  In response to the Staff’s comment, the Company has revised its 2018 financial statements included with the Revised Draft Registration Statement as requested.  Please see footnote 17 beginning on page F-33 of the Revised Draft Registration Statement.  As the Company has no Level 3 instruments, it has no disclosure to provide under paragraph bbb of ASC 820-10-50-2.

13.          We note your tabular disclosure of estimated fair values and related carrying amounts of financial instruments at the bottom of page F-26.  Please revise to provide the disclosures required by ASC 825-10-50-10.

Response:  In response to the Staff’s comment, the Company has revised its 2018 financial statements included with the Revised Draft Registration Statement as requested. The tabular disclosure previously included at the bottom of page F-26 of the Draft Registration Statement has been removed because the Company is not a public business entity.  For this reason, the Company is not required to provide such disclosure under ASU 2016-01, which the Company adopted effective January 1, 2018.

Item 17 - Undertakings, page II-3

14.          Revise to include the undertaking required by Item 512 (f) of Regulation S-K.

Response:  The undertaking required by Item 512 (f) of Regulation S-K is included in the first paragraph of Item 17 on page II-3 of the Revised Draft Registration Statement.

If you or any other members of the Staff have any questions or comments regarding the foregoing or need additional information, please contact either Peter G. Weinstock at (214) 468-3395 or pweinstock@huntonak.com or Heather Archer Eastep at (202) 955-1954 or heastep@huntonak.com.

Sincerely,

/s/ Peter G. Weinstock

Peter G. Weinstock

/s/ Heather Archer Eastep

Heather Archer Eastep

cc:	Curtis C. Griffith
Chet A. Fenimore
Derek W. McGee